Exhibit 99.1

ICON shareholders vote in favour of all resolutions at its Extraordinary General Meeting relating to the proposed conversion to a direct listing of ICON’s shares on NASDAQ

DUBLIN--(BUSINESS WIRE)--December 18, 2012--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions recommended by the Board at the Extraordinary General Meeting (“EGM”) of the Company, held on 17th December 2012, were duly passed by shareholders. These resolutions, relating to the proposed conversion to a direct NASDAQ listing for ICON Shares, were set out in the Notice of the EGM sent to shareholders on 16th November 2012 and are available on the ICON plc website.

Forms of Proxy were received before the meeting, appointing proxies and giving them the following voting instructions:

	TOTAL NUMBER OF PROXIES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD
Resolution Number		Number of Votes	Number of Votes	Number of Votes
1	53,406,101	53,341,438	246	64,417
2**	53,406,101	53,329,851	3,081	73,169
3**	53,406,101	53,009,922	6,211	389,968

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

Consequently, the date of delisting from the Irish Stock Exchange is expected to be 30th January 2013 and the expected date of the termination of the current ADR programme is 1st February 2013. The direct trading of ICON Shares on NASDAQ is expected to commence on 4th February 2013.

The information contained in this release is as of 18th December 2012. The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report for the fiscal year ended December 31, 2011 and in the forms filed with the US Securities and Exchange Commission, including the Forms 20-F, F-1, S-8 and F-3. ICON disclaims any intent or obligation to update these forward-looking statements.

About ICON plc:

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at www.iconplc.com.

SOURCE: ICON plc

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 —1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353 —1-291-2000